Filed by eToro Group Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FinTech Acquisition Corp. V

Commission File No.:  001-39760

Date: March 16, 2021

eToro team managemen t & board Founders Management Shalom Avi Tuval Etay Nir Jonathan Miri Sant o Politi Avne r Stepak Edd y Shalev Berkovitz Sela Chomut Cohen Smulewicz Dayan Kedem CFO& Deputy CEO Yon i Assia CE O & Boar d Member coo Chie f Solutions Officer Ronen Assia Executive Director V P Customer Facing V P Marketing Founder - led , multi - disciplinary management team wit h a n averag e o f seven years tenure at eToro V P Trading Board embers V P Human Resources Senior Advisory Board Debbie Kahal Israel Kalush Tai Ben - Simon Meron Shani Elad Lavi Daron Rosenblum J . Christopher Giancarlo Prof . Shmuel Hauser Salomon Sredni Dr. Hedva Ber General VP V P Product V P Finance V P Corporate V P Business Former Former Former Former Counsel Engineering Develpoment Solutions chairmen chairman of CE O of supervisor of the CFTC IS A ( Israel ) TradeStation of banks (Israel) 11

We created a new category and we're dominating it Stats Portfolio Social Trading \ \ \ ' ' ' ' ' ' ' ' ' ' ' ' ' ' .... .... ... . .... .... .... ... . .... .... WrJRLD EC )NOMIC F DRUM ''The next generation of retail and social trading platforms offer effective means for individuals to share or sell their investment expertise, directly competing with traditional investment managers." World Economic Forum,June 2015 Final Report. See more at http://www3.weforum . org/d ocs/ WEF _ The _ fut ur e _ of _ fi n ancial _ services.pdf 12

Our global footprint ,. · Blockchain lab R& D center - - LOCA L OFFICE LOCA L OFFICE FINANCIAL CONDUCT AUTHORITY LOCA L OFFICE • • • • • CYPRUS SECURITIES AND EXCHANGE COMMISSION IN APPLICATION PROCESS O A B U D H A B I GLOBAL MA KET W I ',!4£ > 1 191J.1 - Ll W A Jorwtan \ 11thoril) ofSi11gapon Mobile development office • • • LOCA L OFFICE : : : : : : : GIBRALTAR FINANCIAL : : : : : : : SERVICES COMMISSION • Headquarters and main R&D center • LOCA L OFFICE • 13 ivit y Feed 1Jv 1 e s made o, WiteYour Ke y Statistics Ge., 12.62% Prof - Weeks 66.67% ;!::f/ posibo n w e ha Ma x Weekly Drewdown - 0.20 % Drive n b y a passio n for finance an d technology 87 tedKmgdom Fo l l owers OJ)<ers Act A l l aC '1 ClmgYl>"t u,. ailed ifflOUnts. 214 15 - 0 0 GMT tY \ % . . . • • • . .. . , . . . , .. • , . f 2007 • --- :' ---- 2010 ------ i I -- - 2013 2015 ---- t t - - 2017 2019 ------ i I -- - 2020 - - - - - -------- : - - ---- : ---- : ----- ' ---- - - - ' ---- ------- . 1 --- - - - -- : ---- : ---- ------ L... - - - - ------ : --- : - - ' --- - ----- t 1 -- - - - - - . - eTor o i s founded Launched the social trading network and Co p yTrade r 1 M Introduced Bitcoin on the platform Converging the eToro experience into a single cross device application Launched Smart Portfolios and additional cryptoassets Launched zero commI • ssI • on stocks and expanded t o th e US 14

18.7M A growin g community o f investor s who connect and learn from each other Registered users have access to a free virtual account allowing them to practice their investing skills and, once they have acquired confidence, progress to investing real capital. 5.6M 4.7M 4.0M 3.3M 2.5M 1.9M 1.1M 174K 425K 8. 1 M 10.0M 12.3M 17.5M 2008 2009 2010 2011 2012 2013 2014 2015 Registered users 2016 2017 2018 2019 202 0 JA N 2021 15 Number of users for the end of the period

2020 2019 • C r y p t o s t aking Crypt o i s goin g mainstream We are seeing increased adoption of cryptoassets from financial institutions and corporates. eToro is well - positioned to benefit from the expanding crypto market. • L aunc h of c ry pto portfo l ios • D e l t a ac q u i s i t i o n f or u n i fi e d port f ol i o t r ac k er • eT o r o X e x ch a n g e l a u n c h e d • eTo r o bl ockc h ain wa ll et l a u nched I T n VIDI A . $1,000bn 2018 \ J.P. M o r gan 2013 2017 • C ry p t o o f fe r i n g e x p a n ded t o a l l major cryptoasse t s • F i r m o acq u i s i t i o n t o f o rm cry p to l ab ice 1 libra V I SA • eTor o in t r o duc e s b i t c oi n t ra d i n g • eT o r o CEO Y oni A ss i a & ETH f o unde r V i a li k B u t e rin w r i t e Colored Coins white paper $500bn AMD -- - - - - - - - - - - - :::::::..:.:::::";"= (:] Sq u are 2012 2013 2014 2015 2016 2017 2018 2019 2020 19 BTC Bitcoin monthly t r adingvolume S o u r c e : Yaho o F i n a n ce

Our community 34 Median age 79% O f ou r user s inves t in crypto, stocks or copy a s thei r first action 9 min Session duration O f ou r user s trade accross more than one product type 4 Logins per day 20 2020 figures related to funded accounts

• • • ƒ ' Search S& P 500 3,443 . " +0 . 48 % Our product On eToro you can trade by yourself, copy other successful investors or invest in a Smart Portfolio. DOW30 29,915.44 + 0 . 3 3 % DOW30 29,915.44 +0 . 33 % NASDAQ 11,590.44 +3 . 85 % Investment Opport uni ties Explore Global Markets 9 : 41 - • • • PEO P LE / UN IT ED K I NGDOM / JAYNEMESIS jaynemesi s * · Ja y Edwar d Smith $ 1 6 1 ,672. 8 4 A.VAI L)i ,dlf : $135,644.95 QU 1 v GOOG Alphabet $2 ,7 66.11 f>RO IT 1 1 ,740 . lB • 7 . 06 (2.84% ] B Feed 111 . Stats a ,,.. . r --- - ,.,,.. - / AAPIL Ap p l e 1 2 , 8.91 .. . 1 . 9 7 ( 1.0 3% ] () 0 PERFORMANCE nnn Commodities 1682 Stocks Crypto - BT ' C Bitco i n 36, 5 1 54.55 • 0 . 0 1 1 ( 7.0 3% ] ODO - 16.82 - ETHEREUM Ethereum 1 1 . 243.32 • 7 . 06 (2.84 ƒ /o l 23 l YEA J AN i=E3 MAR AP \ MY J U N 2021 1017 2020 14.49 2 . 38 014 6.62 1.18 3.7 4 2019 12.14 7.13 5.02 6 . 86 17.68 4.1 GOLD GOLD 11832.79 ,. , - 0 . 7 8 ( - 0 . 0 5% ] ,

John Trading experience Amy Social & CopyTrading experience $6,672.84 MAI..At3U $ 2,766 . 11 RO I $135,644 . 95 EOU > My Watc h l i st v T 0 MARKET CHART PRICE B GOOG Alphabet 1,740.18 • 7 . 06 1 2 . 8 4% 1 C l AAPL Apple . _,..,., 128.91 • 1 . 9 7 1 1 . 0 3% 1 BTC B,rcoin 36,554 . 55 • 0 . 01 1 7 . 03% 1 ETHEREUM Ethereum ,,./"""' 1,243 . 32 • 7 . 0 6 1 2 . 84% 1 GOLD GOLD 1832 . 79 • - 0 . 78 1 - 0 . 0 5% 1 Iii, NSDQ100 12,788.30 • 0 . 01 1 7 . 0 3% 1 Offering a basic and advanced experience but always simple ft AAPL I.I Apple Mar k et o r de r v X Ho w much woul d you lik e to invest? s2,500 19 . 39 Shares Fees Availabl e t o trade C D 128.91 • 1 . 9 7 1 1 . 0 3% 1 $ 0 . 0 0 $6 ,6 72.84 BUY AAPL 3 D E F 6 M NO 7 Multi asset e x per i ence Invest in everything, everywhere 9 W XYZ ft AAPL I.I Apple Shar e your trade X I believe AAPL will launch great new products next year. Expecting the price to go higher than $200. Wha t d o you think? 128.91 • 1 . 97 11.03%1 SHARE 0 p R T Y U A S D F G H J K L --- .J ------ .A Ƈ ZX C V B N M <RI spa ce return Share your trading ideas wit h t he community Read the real time news feed to get the wisdom of the crowd New s Fee d v !I S h a r e your thought s ... ' @ J o h n Unite d State s • l S m i n ago I be l i eveAAPL will launch great new products next year . Expect i ng the pr i ce to go higher t han $200. Wha t d o you think? ft ... AAPL Applelnc. { 23 L i k e 12 Comment @ S c m o rt on 4 ' . . )Ii i Unite d Kingdo m • 2 h our s ago 12 8 . 91 • 1 . 9711 . 0 3% 1 87 1 peopl e a r e ,nvest,ng ,n AAPL P H M Ż Share 0 f • John Jorn Cooper Joh n Cooper United States My name is Frank Cooper. My investing strategy focusses mostly on U S indices, tech and pharma, promisin g futur e (5 - 1 Oyears ) growth . My trade s a r e base d o n tech n i cal an a l ysis i n .. . M o r e PERFORMANCE (2020) ■ - · Tota l gain - OVERVIE W STAT S CHART (4J RISK • - • I Ŷ • . - 42 . 24 % AVERAG E RISK SCORE Vie w ea c h t r a d e r ' s profile, portfolio and stats Cop y Popular Investors Amount $ 1, 0 0 0 . 00 Cop y T r ader X Jo h n John Cooper 4 2 . 2 4 % RET ' I R N ( 12MI Sto p copying if c op y valu e drop s b e l o w $6 0 0 . 00 Availabl e t o trade $10,672. 8 4 STAR T COPY 1 3 DEF 4 GHI 6 MNO 7 PORS 9 WXYZ G 25

John's portfolio Viewing and managing all assets and positions Amy's portfolio Viewing and managing also the CopyTrading investments Popular investor dashboard Stats and tools t o grow th e audience o f copiers an d AUM P l Das h b o a rd Las t 30D v L E V E L * ELITE Vi ewYour Benef i ts KE Y METRICS 2 3K 511 CO P IERS (01/01/18) 2K 1 K 9 : 4 1 $6,672. . 84 AVA!.1.AB_E My Portfoli o v MARKET II I MSFT ?1t. . I. I . $2,766.11 P;:{OFIT INVESTED ft AAPl. W 128 . 91 $1,780 . 00 /. 1 flt'l $135,644.95 EQLITY P&L T llo = VALUE 1.59% $1,06 9 . 97 ')"'J / ')0/ ., I. COPY 9 : 41 - $1,233.48 AVAIIABI My Portfoli o v MARKET $2,476.14 PR0> - 1 I N V E S T E D BTC 3 , 1 20.76 ETH 332.20 $41,512.44 Q,. T't Tllo= P&L VALUE AMZN John $1,000 . 00 2 . 04% $1.020.40 3,120.76 $1,780 . 00 5 . 4 9% $1,877.79 $2,500.00 54.35% $3,858.80 $1.500.00 31.23% $1,968.48 Home screen Personalized i nsights an d new s feed Hi, Amy! Tra d i n g accoun t value $41,512.44 .. 969 . 29 ( 4 . 31% ) T o day $ 25, 6 2 2 . 77 May 20 I NFLX 497 . 98 $950.00 15.57% $1,097.93 Melisa $2 ,0 00.00 13.23% $2,264.60 GOOG 1,740 . 18 $2,532.35 23 . 47% $3. 1 26.80 James $1,500.00 9.78% $ 1 , . 6 4 , 6.70 You're up • 4.35% last 7 days Lore m ipsu m dolo r sit amet , consectetur adipiscin g elic . Se d ege t m i vitae Deposit V

Our Popular Investors With eToro's CopyTrader technology, users can automaticall y replicate othe r investors ' action s in real time. Value for the Popular Investor: • Earn as you attract more copiers and gather more assets • Global exposure and reputation building • Dedicated performance monitoring tools Value for The Copier: • Copy top performing investors • No management fee • Performance and risk is monitored by eToro O/ Average return of Popular Investors in 2020 51 /0 So u rce:Company data 27

Ŷ Ŷ Smart Portfolios Today, people want to invest in ideas they feel passionate about. eToro has developed a one - of - a - kind investment product to support this demand: Smart Portfolios. .a.71.15% RETURN ( 12M ) [I] RISK These ready - made strategic portfolios make it easy for anyone, from active traders to passive investors, to buy into thoroughly researched, diversified, smart market opportunities . OutSmartNSDQ Nas d aq S ma r t Bet a Ŷ Ŷ Active T T o p Ac t i v e l RETURN ( 12r Diversified ready - made portfolios Professionally managed and curated No management fees 147 RISK .. . 26.78 RETURN ( 1 2 CryptoPortfolio C r y p t o b y M a r k et C a p 28

eToro Money I n lin e wit h ou r goa l o f creating a holisti c customer experience, in 2021 we plan to introduce an eToro debit card, which will connect directly to a customer's account, and enable instant deposit and withdrawal, alon g wit h additiona l services. Your Monthly Expense Bill SJ6,524.82 ACCOUNT BALANCE Ŷ Ŷ . Money Instant deposit/ withdrawal Competitive currency conversion rates No withdrawal fees El a • Recurring Payment December Water Bill Online Payment Aso s ltd. Online Payment Netflix Montly Subsc Debit Charge Coffee Louise Onl"ne Paymen s Amazo n Pr"m e S 29

A true multi - asset investment platform Revenue split by asset class 2017 - 2020 2017 2018 2019 2020 • Equities • Commodities • Cryptoassets • Currencies Equiti es include stocks and indices. Revenue inc l udestrad i ngrevenue and interest i ncome . 38

Data driven methodology Revenue Expenses • ARPU and retention rates are based on historical client behavior. • Growth in equities and crypto as portion of average portfolo similar t o recent years' trend. • US broker dealer - conservative market penetration assume d wit h gradua l rollout o f products. • Revenues from new business lines are not embedded into the model. • Account acquisition costs based on actual figures, and include all marketing expenses, both online and offline. • Operating expenses ramp up to fully support projected growth. • Gradual decrease in payment processing fees, not taking into account full impact of eToro Money. 42 ARP U - averag e revenue pe r user

Senior Advisory Board Risk management framework supported by domain experts and robust technology • Audit & Risk Committee • Compensation, nomination and corporate governance Group Board of Directors J . Christopher Giancarlo Prof . Shmuel Hauser Salomon Sredni Dr. Hedva Ber Former Former Former Former chairmen chairman of CEO of supervisor of of the CFTC IS A ( Israel ) TradeStation banks (Israel) Enterprise Risk Management Committee (ERM) Ris k ap p etite a n d r isk str a t egy , r isk map p in g a nd po l i ci e s Compliance and Regulation Committee Regtech Solutions & Product Governance Committee Trading Risk Committee Treasury Committee Financial Operational Ris k Committee Technolog y Ris k an d Business Continuity Committee R e g u l a t ory s t r a t e g y , T ec hn o l ogy a nd s olu t i o n s M ar k e t and c r ed i t exp o s ur e s T r ea s u ry o p e r a t i o n s a n d r i sks, Co u n t e r part y D D , f ra u d D ata, privacy and cyber ri sk r i s k m a p pi n g and t o s u p p o rt r e g ul a t o ry a n d r i s k s, s t r e ss s c e n a r i os ca p i t a l a d e q u a cy, l i q u i dit y and ri sk, c l i e n t asset s cont r o l s mitigation, b usi n e ss continuity mi t i gat i o n r e qu irem e n ts . and mi t i gat i on co n t r o l s . wo r k i n g ca p i t a l r e q u i r e m e n t s . and SOX . and D RP , cryptoassets c u stody co n tro l s. 49